UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

535219109
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐ Rule 13d-1(c)
☒Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Mark D. Ein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,024,755
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,024,755
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,024,755
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 49,875,186 shares outstanding as of October 26, 2020. Amount beneficially owned includes unvested restricted stock.

1		NAME OF REPORTING PERSONS Capitol Acquisition Management 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,769,086
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,769,086
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,769,086
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The percent ownership calculated is based upon an aggregate of 49,875,186 shares outstanding as of October 26, 2020.

Item 1(a).	Name of Issuer:

Lindblad Expeditions Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

96 Morton Street, 9th Floor, New York, NY 10014

Item 2(a).	Name of Person Filing:

Mark D. Ein and Capitol Acquisition Management 2 LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of Mr. Ein and Capitol Acquisition Management 2 LLC is c/o Lindblad Expeditions Holdings, Inc., 96 Morton Street, 9th Floor, New York, NY 10014

Item 2(c).	Citizenship:

Mr. Ein is a United States citizen.  Capitol Acquisition Management 2 LLC is a limited liability company organized and existing under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

535219109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Leland Investments, Inc., an entity controlled by Mr. Ein, is the sole member of Capitol Acquisition Management 2 LLC.  Accordingly, Mr. Ein is deemed to have beneficial ownership of shares held by Capitol Acquisition Management 2 LLC.

(b)	Percent of Class: 10.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,024,755

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 5,024,755

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits
Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed January 22, 2014).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 10, 2021

            /s/ Mark D. Ein
           Mark D. Ein

            CAPITOL ACQUISITION MANAGEMENT 2 LLC

           /s/ Mark D. Ein
           Name:  Mark D. Ein
           Title:    President of Leland Investments, Inc.
       (sole member of Capitol Acquisition Management 2 LLC)